UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Selected for Inclusion in the Dow Jones Sustainability
Emerging Markets Index

Mexico City, September 9, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced it has been chosen for inclusion in the Dow Jones Sustainability Emerging Markets Index (DJSI EM), the world's leading Socially Responsible Investment (SRI) index. This is the third time ASUR has been included in this index.

In 2016, ASUR was recognized as one of the top four emerging market sustainability leaders in the transportation and transportation infrastructure sector, and is also one of five Mexican companies selected for inclusion in the DJSI EM Index, out of a total of 95 companies. In addition, ASUR received higher rankings this year than it did in 2015, across the Economic, Environmental and Social dimensions. ASUR remains committed to its environmental, societal, and corporate governance practices to further drive its sustainable development and create value for shareholders, employees, and local communities.

The DJSI EM Index, offered mutually by the S&P Dow Jones Indices and RobecoSAM Indices, is comprised of emerging market sustainability leaders. It represents the top 10% of the 811 largest companies across 20 emerging markets.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 9, 2016